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                                                                    Exhibit 99.2

                      CHARTER OF THE COMPENSATION COMMITTEE

This Charter of the Compensation Committee (the "Committee") has been adopted by the Board of Directors (the "Board") of Validus Holdings, Ltd. (the "Company").

A.       PURPOSE

The purpose of the Committee shall be to determine the compensation of the Chief Executive Officer and executive officers, to make recommendations to the Board with respect to non-executive officer compensation, and incentive compensation and equity-based plans that are subject to Board approval and to take a leadership role in shaping the Company's compensation policies.

The Committee shall prepare the report on executive officer compensation required to be included in the Company's annual proxy statement or Annual Report on Form 10-K, in accordance with applicable rules and regulations.

B.       DUTIES AND RESPONSIBILITIES

In furtherance of this purpose, the Committee shall have the following duties and responsibilities:

         1. To evaluate and approve on an annual basis the corporate goals and objectives with respect to compensation for the Chief Executive Officer. The Committee shall evaluate at least one
                  (1) time per year the Chief Executive Officer's performance in light of these established goals and objectives and evaluate whether he or she upholds the highest standards of integrity and professional performance and is capable of successfully directing the Company's operations and results. Based upon these evaluations, the Committee shall set the Chief Executive Officer's annual compensation, including salary, bonus, incentive and equity compensation. In determining the long-term incentive component of the Chief Executive Officer's compensation, the Committee shall consider the Company's performance and relative shareholder return, the value of similar incentive awards to chief executive officers at comparable companies and previous awards given to the Chief Executive Officer of the Company.

         2. Based on the recommendation of the Chief Executive Officer, to annually review and approve the compensation of all executive officers, including awards under incentive compensation plans and equity-based plans.

         3. To review and approve any initial offers of employment, salary increases, bonuses or other incentive payments for all executive officers. The Committee shall also review and approve all equity awards made to the Company's executive officers.

         4. To review, approve and oversee the Company's incentive compensation and equity-based plans and to approve all amendments to such plans.



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         5.       To review, approve and oversee the Company's overall programs relating to the development and continuity of able management, including, but not limited to, personnel practices, education and training programs, reassignments, transfers, promotions and the introduction of external resources.

         6. To review, approve and oversee management's plans for human resources.

         7. To meet to review and discuss with management the Company's disclosures made in "Compensation Discussion and Analysis" and recommend to the Board whether such disclosures should be included in the Company's annual proxy statement or Annual Report on Form 10-K.

         8. To perform any other activities consistent with this Charter, the Company's charter and bye-laws and applicable laws, rules and regulations as the Board deems appropriate.

         9. To delegate any of its responsibilities to subcommittees as the Committee may deem appropriate in its sole discretion.

C.       OUTSIDE ADVISORS

The Committee shall have sole authority to retain and terminate any compensation consultant used to assist in the evaluation of director, Chief Executive Officer or senior executive compensation, including sole authority to approve the consultant's fees and any other retention terms. In addition, the Committee shall have access to and authority to retain independent advisors, including legal counsel, external auditors and financial advisors, if and when it deems necessary to perform its duties. The Committee may retain these advisors without seeking Board approval and shall have sole authority to approve related fees and retention terms.

D.       ANNUAL PERFORMANCE EVALUATION

The Committee shall conduct an annual self-performance evaluation, including an evaluation of its compliance with this Charter. The Committee shall report on its annual self-performance evaluation to the Board.

E.       MEMBERSHIP

The Committee shall consist of no fewer than three (3) directors, as determined by the Board. Each Committee member shall also have knowledge or experience relating to officer, management and employee compensation and related matters. The members of the Committee shall meet the independence requirements of the New York Stock Exchange and shall comply with any other requirements set forth in applicable laws, rules and regulations. The Committee members shall be appointed annually by a majority vote of the Board on the recommendation of the Corporate Governance and Nominating Committee. The Committee members may be removed, with or without cause, by a majority vote of the Board.


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F.       CHAIRMAN

The Committee shall include a Committee chairman. The Committee chairman shall be appointed by a majority vote of the Board. The Committee chairman shall be entitled to chair all regular sessions of the Committee and cast a vote to resolve any ties.

G.       MEETINGS

The Committee shall meet at least one (1) time per half-year or more frequently as circumstances dictate. All Committee members shall strive to be present at all Committee meetings.

The Committee chairman may call a Committee meeting upon due notice of each other Committee member at least twenty-four (24) hours prior to the meeting. A majority of Committee members, acting in person or by duly authorized representative, shall constitute a quorum. The Committee shall act by majority vote. The committee meetings shall follow a set agenda established by the Committee chairman in consultation with the Chairman of the Board. The Committee shall be responsible for maintaining minutes and other applicable records of each Committee meeting. The Committee shall report its actions and recommendations to the Board after each Committee meeting.


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